Filed by: PPG Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: PPG Industries, Inc. Commission File No.: 001-01687

The following press release, issued by Georgia Gulf Corporation on January 14, 2013, was distributed to all commodity chemicals employees of PPG Industries, Inc. on January 14, 2013.

Axiall Corporation To Be New Company Name Following Georgia Gulf Merger with PPG Commodity Chemicals

ATLANTA – January 14, 2013 – Georgia Gulf Corporation (NYSE: GGC) today announced that when its pending merger with PPG’s commodity chemicals business is completed, it will change its name to Axiall Corporation. The company will trade on the New York Stock Exchange under the ticker symbol AXLL.

“The new name is the result of more than five months of effort and creativity by a group of employees from both Georgia Gulf and PPG,” said Paul Carrico, president and chief executive officer. “The new and distinctive brand represents a clear break from the legacy names of the two businesses, and gives us the flexibility to enter new markets, make future acquisitions, and diversify our portfolio without the need to rebrand our organization.”

More information about the Axiall brand story can be viewed online at www.axiallcorp.com.

About Georgia Gulf

Georgia Gulf Corporation is a leading, integrated North American manufacturer of two chemical lines, chlorovinyls and aromatics, and manufactures vinyl-based building and home improvement products. The company’s vinyl-based building and home improvement products, marketed under Royal Building Products and Exterior Portfolio brands. Georgia Gulf, headquartered in Atlanta, Georgia, has manufacturing facilities located throughout North America to provide industry-leading service to customers. For more information, visit www.ggc.com.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the proposed separation of PPG’s commodity chemicals business from PPG and the merger of the PPG commodity chemicals business and Georgia Gulf (the “Transaction”), generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the expected timing of the closing of the Transaction, the expected benefits of the Transaction and of the Company’s new name, Georgia Gulf’s anticipated future financial and operating performance and results, and the anticipated financial and operating performance of the combined company. These statements are based on the current expectations of the management of Georgia Gulf. There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i) PPG being unable to obtain any remaining regulatory approvals required to complete the Transaction, or such required approvals delaying the Transaction or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transaction, (ii) other conditions to the closing of the Transaction not being satisfied, (iii) a material adverse change, event or occurrence affecting Georgia Gulf or the PPG commodity chemicals business prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (iv) problems arising in successfully integrating the businesses of the PPG commodity chemicals business and Georgia Gulf, which may result in the combined company not operating as effectively and efficiently as expected, (v) the possibility that the Transaction may involve other unexpected costs, liabilities or delays, (vi) the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transaction, (vii) disruptions from the Transaction harming relationships with customers, employees or suppliers, and (viii) uncertainties regarding future prices, industry capacity levels and demand for Georgia Gulf’s products, raw materials and energy costs and availability, feedstock availability and prices, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Georgia Gulf’s businesses or manufacture its products before or after the Transaction, Georgia Gulf’s ability to generate sufficient cash flows from its business before and after the Transaction, future economic conditions in the specific industries to which its products are sold, and global economic conditions. In light of these risks, uncertainties, assumptions, and factors, the forward-looking events discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Georgia Gulf does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, and no offer or sale of such securities will be made in any jurisdiction where it would be unlawful to do so. In connection with the Transaction, Georgia Gulf has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS FORMING PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement may be obtained free of charge by accessing Georgia Gulf’s website at www.GGC.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

CONTACTS:

Investor Relations

Martin Jarosick

770-395-4524

Media

Alan Chapple

770-395-4538

chapplea@ggc.com

Rule 425 Legend

Forward-Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting PPG Industries’ current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG Industries’ periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”). Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements. This press release also contains statements about PPG Industries’ agreement to separate its commodity chemicals business and merge it with Georgia Gulf Corporation or a subsidiary of Georgia Gulf (the “Transaction”). Many factors could cause actual results to differ materially from the company’s forward-looking statements with respect to the Transaction, including, the parties’ ability to satisfy the conditions of the Transaction; the parties’ ability to complete the Transaction on anticipated terms and schedule, including the ability of PPG to successfully complete the exchange offer and the ability of the parties to obtain any remaining regulatory approvals; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies for the management, expansion and growth of Georgia Gulf’s operations; and Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s business. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG’s consolidated financial condition, results of operations or liquidity. Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG’s commodity chemicals business or PPG. In connection with the Transaction, Georgia Gulf has filed with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 which includes a prospectus of Georgia Gulf relating to the Transaction. In addition, Eagle Spinco, Inc., a subsidiary of PPG, has filed with the SEC a registration statement on Form S-4 and S-1 which includes a prospectus of the PPG chlor-alkali and derivatives business relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’S CHLOR-ALKALI AND DERIVATIVES BUSINESS AND THE TRANSACTION. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statements and proxy statement/prospectus may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on Feb. 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012, in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on Feb. 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012, in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC.